# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diameter Dynamic Credit Fund, CIK 0002067955
CUSIP: 000000000
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 50 Hudson Yards, Suite 6600A, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0001599858
Persons authorized to receive notices and communications: C. Alex Bahn, Vinson & Elkins LLP, 2200, Pennsylvania Avenue, NW, Suite 500 West, Washington, District Of Columbia (DC), 20037, 202-639-6695

## Reporting persons
- Michael & Susan Dell Foundation (CIK 0001599858): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (55.4% of the class)
- Michael S. Dell (CIK 0000908724): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (55.4% of the class)
- Susan Lieberman Dell (CIK 0001762456): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (55.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: Diameter Dynamic Credit Fund
Address of issuer's principal executive offices: 50 Hudson Yards, Suite 6600A, New York, New York (NY), 10001
Comment: Explanatory Note: This Amendment No. 1 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Class I shares of Diameter Dynamic Credit Fund, a Delaware statutory trust (the "Issuer"), filed by the Reporting Persons on May 7, 2026 (as amended, the "Schedule 13D"). Unless otherwise indicated, capitalized terms used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged. This Amendment was triggered due to a change in the number of outstanding Class I shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Persons beneficially own 27,648,236 of the Issuer's Class I shares, representing 55.4% of the Issuer's outstanding Class I shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons have not effected any transactions in the securities covered by this statement during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
1 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed with the Securities and Exchange Commission on February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)
2 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 3 filed December 26, 2018 by Susan Lieberman Dell Separate Property Trust and Susan Lieberman Dell)

## Signatures
- Michael & Susan Dell Foundation: /s/ Marc R. Lisker, Marc R. Lisker/Treasurer (09/15/2026)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (09/15/2026)
- Susan Lieberman Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (09/15/2026)